EXHIBIT A

                           CERTIFICATE OF AMENDMENT TO
                      RESTATED CERTIFICATE OF INCORPORATION
                              OF AJAY SPORTS, INC.


      Ajay Sports, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

      FIRST: That at a meeting of the Board of Directors of Ajay Sports, Inc., resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

      RESOLVED,  that the Restated  Certificate of Incorporation of Ajay Sports,
      Inc., as amended to date, shall be amended by changing the Fourth Paragraph thereof so that said paragraph shall be and read as follows:

                                      4.

      The authorized capital stock of the Corporation shall consist of One Hundred Million (100,000,000) shares of One Cent ($.01) par value common stock (hereinafter called the "Common Stock"), and Ten Million
      (10,000,000) shares of One Cent ($.01) par value preferred stock (hereinafter called the "Preferred Stock").

      Pursuant to Section 151(a) of the Delaware General Corporation Law ("DGCL"), the Board of Directors is expressly authorized and empowered to divide any or all of the shares of common stock and/or preferred stock into series and, within the limitations set forth in the DGCL, to fix and determine the relative rights and preferences of the shares of any series established.

      Simultaneously with the effective date of this amendment (the "Effective Date"), 23,274,039 shares of Common Stock outstanding, 192,875 shares of Common Stock held in treasury, 815,833 shares issued and held in escrow for future delivery or cancellation, 11,252,371 shares of Common Stock reserved for conversion of the Company's outstanding 12,500 shares of Series B 8% Cumulative Convertible Preferred Stock and 296,170 shares of Series C 10% Cumulative Convertible Preferred Stock and 17,491,570 shares of Common Stock reserved for the grant of options and/or subject to outstanding options immediately prior to the Effective Date (the "Old Shares") shall automatically and without any action on the part of the holder thereof be reverse split on a 1-for-__ basis so that each Old Share issued and outstanding immediately prior to the Effective Date shall automatically be converted into and reconstituted as ______ of a share ("New Shares") of Common Stock (the "Reverse Split"). The par value of the New Shares shall be $.01 per share. Fractional shares of Common Stock shall exist to the extent that Old Shares are not evenly divisible by
      --------.

      SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 322 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

      THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the Sate of Delaware.

IN WITNESS WHEREOF, Ajay Sports, Inc. has caused this certificate to be signed by Thomas W. Itin, its President, this _____ day of __________, 1998.

                                    AJAY SPORTS, INC.



                     BY____________________________________
                         Thomas W. Itin, President